Exhibit (d) (4)

New York Life Insurance and Annuity Corporation

1[51 Madison Avenue, New York, New York 10010]

(A Stock Company Incorporated in Delaware)

2[800-598-2019] 3[www.newyorklife.com]

MONTHLY DEDUCTION WAIVER (MDW) RIDER

This rider is made part of the Policy to which it is attached and becomes part of the entire contract under the Base Policy. It is subject to all terms, conditions, and limitations of the Base Policy. Unless stated otherwise, the terms in this rider have the same meaning as the terms in the Base Policy to which this rider is attached.

This rider is executed and signed for New York Life Insurance and Annuity Corporation by:

4[ ]	4[ ]
4[President]	4[Secretary]

Glossary of Terms

Policy Anniversary	The anniversary of the Base Policy’s Policy Date. A Policy Anniversary starts a new Policy Year.

Base Policy	The policy to which this rider is attached.

Service Office	The office that services your policy. The mailing address and phone number of our Service Office(s) is listed on your quarterly policy summary, prospectus, or any other correspondence we may send you.

Benefit

While this rider is in effect, it provides that in the event the Insured becomes totally disabled, as defined below, the Monthly Deduction Charges deducted from the Base Policy’s Cash Value on each Monthly Deduction Day will be waived. The monthly cost of any riders attached to the Base Policy will also be waived unless specifically stated otherwise in the rider form.

The Monthly Deduction Charges of the Base Policy that will be waived on each Monthly Deduction Day while the Insured is totally disabled include:

a)

the Monthly Cost of Insurance Charge for each portion of the Base Policy Face Amount on the Monthly Deduction Day on or following the day on which disability began, for which a charge for this waiver rider was deducted;

b)	the Monthly Contract Charge, as shown in the Policy Charges section of your Base Policy Specifications Pages;

c)	the Monthly Per Thousand of Face Amount Charge, as described in the Policy Charges section of your Base Policy Specifications Pages;

d)	any Monthly Mortality and Expense Risk Charge; and

e)	the monthly charge for any riders in effect on that Monthly Deduction Day.

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We will start to waive Monthly Deduction Charges when we receive due proof of the Insured’s Total Disability in Good Order, as long as the disability has persisted for at least 6 consecutive months prior to the claim for benefits under this rider. Monthly Deduction Charges will continue to be deducted when due until the claim under this rider is approved. After we start to waive monthly deductions for a period of Total Disability, we will adjust the Base Policy’s Cash Value to the level it would have been had the amount of any Monthly Deduction Charges that we had already subtracted during that period not been made.

While the Monthly Deduction Charges are being waived under this rider, all benefits under the Base Policy will continue, subject to the investment performance of the Separate Account and the Base Policy Loans provision.

We will waive Monthly Deduction Charges under the following conditions:

a)

If a Total Disability starts on or prior to the Policy Anniversary on which the Insured is age 60, we will waive all of the Monthly Deduction Charges which we would have deducted from the Base Policy Cash Value during that Total Disability.

b)

If a Total Disability continues until the Policy Anniversary on which the Insured is age 65, we will waive, without further proof of Total Disability, all of the Monthly Deduction Charges which we would have deducted from the Base Policy Cash Value if that Total Disability had continued until the Base Policy ends.

c)

If a Total Disability starts after the Policy Anniversary on which the Insured is age 60, we will waive only those Monthly Deduction Charges which we would deduct from the Base Policy Cash Value up to the Anniversary on which the Insured is attained age 65.

Total Disability

Total Disability means the following:

a)

During the first 24 months of disability, the Insured cannot do any of the substantial and material duties of his or her job as a result of disease or accidental bodily injury. After the first 24 months of disability, the Insured cannot do any of the substantial and material duties of his or her job, or any other job for which he or she is or becomes suited based on education, training, or experience, as a result of disease or accidental bodily injury. If the Insured can do some but not all of the substantial and material duties, the disability is not total and Monthly Deduction Charges will not be waived.

b)	The Insured is a minor and is required by law to attend school, but he or she is not able to attend school as a result of disease or accidental bodily injury.

c)	The Insured’s total loss of the sight of both eyes or the use of both hands, both feet, or one hand and one foot which starts while this rider is in effect.

If Total Disability begins during the Base Policy’s Late Period, we will require payment of sufficient premium to cover any outstanding Monthly Deduction Charges before we approve any claim. These Monthly Deduction Charges run from the beginning of the Late Period until the policy month in which Total Disability began.

Proof of Total Disability Notice and due proof of this condition must be given to us in Good Order, in a written form we approve and within a reasonable period of time while the Insured is living and Totally Disabled. As part of this due proof requirement, we may require that the Insured be examined by a physician or healthcare provider we designate, at our expense. Verification may also include a review of the medical facts and other records that can substantiate the proof of the Insured’s condition. We will only use this method of verification to determine eligibility at the start of a claim or upon review of the Insured’s continued Total Disability.

As long as we waive Monthly Deduction Charges, we may require proof of the Insured’s Total Disability. For 24 months after the claim for this waiver benefit is approved, we will not require proof of the continued Total Disability more frequently than once every 30 days.

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After we have waived Monthly Deduction Charges for 24 consecutive months, we will not require this proof more than once each year.

The fact that the insured may be receiving, or is eligible to receive, disability benefits under any governmental or private disability policy or program does not constitute due proof of Total Disability under this rider.

If due proof of the Insured’s Total Disability is received after 24 months following the onset of the Total Disability, we will only pay this rider’s benefit for a period of 24 months prior to the date we receive such due proof.

Exclusions

We will not waive monthly deductions in connection with any of the following Total Disabilities:

a)	Those that start at a time when this rider is not in effect.

b)	Those that start prior to the fifth birthday of the Insured.

c)	Those that are caused or contributed to by any attempt at suicide, or intentionally self inflicted injury, while sane or insane.

d)

Those that are caused, by any kind of war, declared or not, or by any act incident to a war or to an armed conflict involving the armed forces of one or more countries while the Insured is a member of those armed forces.

e)	Those that are caused or contributed to by active participation in a riot, insurrection, or terrorist activity.

f)	Those that are caused or contributed to by committing or attempting to commit a felony.

g)	Those that are caused or materially contributed to by voluntary intake or use by any means of:

i.	Any drug, unless prescribed or administered by a physician and taken in accordance with the physician’s instructions; or
ii.	Poison, gas or fumes, unless a direct result of an occupational accident.

h)	Those that are caused or contributed to by intoxication as defined by the jurisdiction where the disability occurred.

i)	Those that are caused or materially contributed to by participation in an illegal occupation or activity.

j)	Those that start on or after the Policy Anniversary on which the Insured is age 65.

Rider Charge

The monthly cost for this rider is deducted on each Monthly Deduction Day when this rider is in effect, except during a period of Total Disability. The monthly cost is equal to (a) multiplied by (b), where:

(a)	equals a percentage shown in the table on this rider’s Specifications Page. This percentage is based on the Insured’s attained age, gender and risk classification; and

(b)	equals the total deduction made from your Base Policy’s Cash Value on each Monthly Deduction Day, as described in the Monthly Deduction Charges section of your Base Policy.

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Effect of Policy Adjustments

An application to increase the face amount of the policy may be deemed to be an application to increase the Benefit provide by this rider. Whether the Face Amount is increased or decreased, this rider will waive Monthly Deduction Charges as described in the Benefit section above.

General Provisions

Values This rider does not have cash or loan values.

Contestable Period of this Rider We will not contest this rider after it has been in effect during the lifetime of the Insured for two (2) years from its Issue Date, except for:

a)	Total Disability of the Insured within 24 months of the rider’s issue date; or

b)	Fraud in the procurement of this rider, when permitted by the state where the Base Policy to which it is attached was delivered.

Dates and Amounts This rider and the Base Policy have the same Issue Date, unless this rider is added to a policy that is already in effect.

If this rider is added to a policy that is already in effect, we will send you a rider that shows the relevant information for this rider.

Conformity With Law This rider is subject to all laws that apply. We reserve the right to correct: (a) any errors in this rider and (b) any misstatements of rider values that we may send you while this rider is in effect. We also reserve the right to adjust rider values and to make changes to this rider to ensure that, at all times, it qualifies as life insurance for federal income tax purposes.

This rider was approved under the authority of the Interstate Insurance Product Regulation Commission and issued under the Commission Standards. Any provision of this rider that on the provision’s effective date is in conflict with Interstate Insurance Product Regulation Commission Standards for this product type is hereby amended to conform to the Interstate Insurance Product Regulation Commission Standards for this product type as of the provision’s effective date.

When This Rider Will End You may cancel this rider at any time by sending a written request in Good Order to our Service Office for variable products, or by any other method we make available to you. This rider will end on the Monthly Deduction Day on or next following the date we receive your request. If you request cancellation of this rider, it may not be added again at a later date.

This rider will also end on the earliest of the following dates:

a)	the date the Base Policy ends due to termination of the Base Policy or death of the Insured; or

b)	the date we receive your request to fully surrender the Base Policy;

c)

the Anniversary on which the Insured is age 65 unless Total Disability starts on or prior to the Anniversary on which the Insured is age 60 and continues until the Anniversary on which the Insured is age 65. In this case, the rider will end when the Base Policy ends, or;

d)	the next Monthly Deduction Day on or after the date we receive your signed notice to cancel this rider in Good Order.

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